High Yield Total Return

Results of July 1, 1999 shareholder meeting
(Unaudited)

An annual meeting of shareholders of the fund was held on July 1, 1998. At the meeting, each of the nominees for Trustees was elected, as follows:

A proposal of the Agreement and Plan of Reorganization providing for the sale of all of the assets of Putnam High Yield Total Return fund (the "Fund") to Putnam High Yield Trust II ("High Yield Trust II") in exchange for shares of High Yield Trust II and the assumption by High Yield Trust II of all of the liabilities of the Fund, and the distribution of such shares to the shareholders of the Fund in liquidation of the Fund was approved as follows 7,653,717 votes for, and 140,614 votes against, with 306,991 abstentions.